Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated March 24, 2015 in the Statement of Additional Information of Advisors Series Trust, with respect to the statement of financial condition, including the condensed schedule of investments of Poplar Forest Outliers Fund, L.P. as of December 31, 2014 and the related statement of operations and changes in partners’ capital for the year then ended.

/s/ KPMG LLP
Denver, Colorado
 January 27, 2017